FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.

A corporate disclosure on the Resolutions of the Board of Directors regarding the Company’s share repurchase plan, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 29, 2004.

2.	A fair disclosure on the Company’s decision to review a possible bonus issuance, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 29, 2004.

Item 1

[English Translation]
March 29, 2004

WEBZEN INC.

RESOLUTIONS OF THE BOARD OF DIRECTORS ON SHARE REPURCHASE

1. Purpose of Repurchase:
- Stabilization of the stock price of the Company
- Possible future granting of stock options

2. Class and Number of Shares for Repurchase
Registered Common Shares: 70,000 shares

3. Method of Repurchase: Purchase on the KOSDAQ exchange

4. Expected Amount of Repurchase: KRW 7,322,000,000 (based on previous day's close of KRW104,600)

5. Period of Repurchase
- Date of Commencement: April 2, 2004
- Date of Expiration: July 1, 2004

6. Entrusted Securities Company: Samsung Securities & Mirae Asset Securities

7. Treasury Stock Holdings before Repurchase: None

8. Date of BOD Resolution: March 29, 2004
- Presence of Outside Director(s): Present
- Presence of Auditor(s): Present

9. Other:
* The Company’s own funds will be used for the repurchase.

Item 2

[English Translation]
March 29, 2004

FAIR DISCLOSURE

Webzen to Consider Bonus Issuance

The Company intends to review plans for a possible bonus issuance following the completion of the announced share repurchase.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Investor Relations
Grace Lee
(822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement
Except for the historical and present factual information contained herein, the matters set forth in this fair disclosure, including statements as to the expected benefits of a potential bonus issuance, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 29, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer